EXHIBIT 99.1
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[GRAPHIC AND PHOTOGRAPHS OMITTED]                     [LOGO - CANADIAN NATURAL]

                                                            PRESS RELEASE
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             CANADIAN NATURAL RESOURCES LIMITED ANNOUNCES DIVIDEND
            CALGARY, ALBERTA - MAY 4, 2006 - FOR IMMEDIATE RELEASE


Canadian Natural Resources Limited announces its Board of Directors has declared a quarterly cash dividend on its common shares of C$0.075 (seven and one half cents) per common share. The dividend will be payable July 1, 2006 to shareholders of record at the close of business on June 16, 2006.


Canadian Natural is a senior oil and natural gas production company, with continuing operations in its core areas located in Western Canada, the U.K. portion of the North Sea and Offshore West Africa.


For further information, please contact:


                      CANADIAN NATURAL RESOURCES LIMITED
                          2500, 855 - 2nd Street S.W.
                               Calgary, Alberta
                                    T2P 4J8

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
                                       ALLAN P. MARKIN                   DOUGLAS A. PROLL
TELEPHONE: (403) 514-7777                     Chairman        Chief Financial Officer and
FACSIMILE: (403) 517-7370                                  Senior Vice-President, Finance
EMAIL:     IR@CNRL.COM                JOHN G. LANGILLE
WEBSITE:   www.cnrl.com                  Vice-Chairman                    COREY B. BIEBER
                                                                           Vice-President,
TRADING SYMBOL - CNQ                     STEVE W. LAUT                 Investor Relations
Toronto Stock Exchange                   President and
New York Stock Exchange        Chief Operating Officer
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